UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: June 2024

Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.

(Exact Name of registrant as specified in its charter)

8 Marina Boulevard #05-02

Marina Bay Financial Centre

018981, Singapore

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Closing of Private Exchange Transactions

On June 20, 2024, Maxeon Solar Technologies, Ltd. (the “Company”), in connection with the closing of the previously announced private exchange transactions contemplated by the exchange agreements (the “Exchange Agreements”) entered into between the Company and certain holders of the Company’s 6.50% Green Convertible Senior Notes due 2025 (the “Existing 2025 Notes”), issued (x) $138,950,000 principal amount of new Tranche A Note Adjustable-Rate Convertible Second Lien Senior Secured Notes due 2028 (the “Tranche A Exchange Notes”), (y) $65,069,403 principal amount of new Tranche B Note Adjustable-Rate Convertible Second Lien Senior Secured Notes due 2028 (the “Tranche B Exchange Notes,” and together with Tranche A Exchange Notes, the “Exchange Notes”) and (z) 9,925,000 warrants (the “Exchange Warrants” and, together with the Exchange Notes, the “Exchange Securities”) granting such holders the right to purchase ordinary shares, no par value (the “Shares”), of the Company subject to the terms and conditions set forth therein, in exchange for $198,500,000 aggregate principal amount of the Existing 2025 Notes, representing approximately 99.25% of the outstanding principal amount of the Existing 2025 Notes, and $5,519,403 of interest outstanding thereon on the closing date.

The Exchange Securities issued in the transactions contemplated by the Exchange Agreements were offered and sold pursuant to the exemption provided by Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”). The Company did not receive any cash proceeds from the issuance of the Exchange Securities.

Indenture Relating to the Exchange Notes

The Exchange Notes were issued pursuant to, and are governed by, an indenture (the “Exchange Notes Indenture”), dated as of June 20, 2024, among the Company, the guarantors party thereto (the “Guarantors”), Deutsche Bank Trust Company Americas, as trustee (the “Trustee”), DB Trustees (Hong Kong) Limited, as the collateral trustee (the “Collateral Trustee”) and, solely with respect to the Philippine collateral, RCBC Trust Corporation as supplemental collateral trustee. The Tranche A Exchange Notes and the Tranche B Exchange Notes have identical terms and conditions, except that (i) the conversion prices for Tranche A Exchange Notes and Tranche B Exchange Notes are different (as discussed below); (ii) the Tranche A Exchange Notes will be subject to the Optional Exchange (as defined below); (iii) the conversion rate with respect to the Tranche B Exchange Notes is subject to adjustment, as set forth in the Exchange Notes Indenture, in the event such Tranche B Exchange Notes are converted prior to the closing of the Company’s previously announced purchase of Shares (the “Forward Purchase Shares”) by the Investor (as defined below), subject to the terms and conditions set forth in that certain forward purchase agreement, at an aggregate purchase price of $100 million (the “Forward Purchase Investment”); and (iv) the Tranche B Exchange Notes Conversion Price will be reset based on the average of the daily VWAP of the Company’s Shares for 10 consecutive trading days ending on the trading day prior to the date on which all requisite regulatory approvals are obtained (the “Forward Purchase VWAP”) for the Forward Purchase Investment, if the Forward Purchase VWAP is lower than the Initial Pricing VWAP (as defined below).

The Exchange Notes will mature on January 15, 2028, unless earlier repurchased, redeemed or converted. The Exchange Notes will accrue interest at a rate of 9.50% per annum from the date of issuance until (a) December 20, 2024 or (b) if the Forward Purchase Investment does not occur on or prior to December 20, 2024, the interest payment date immediately after the closing of Forward Purchase Investment (such date, the “Rate Adjustment Date”). Such interest is payable semi-annually and will be paid as follows: (a) 4% shall be paid in cash and (b) the remainder shall be paid, at the Company’s election, (i) in cash, (ii) by increasing the principal amount of the outstanding Tranche A Exchange Notes or Tranche B Exchange Notes as applicable, or by issuing additional Tranche A Exchange Notes or Tranche B Exchange Notes as applicable in a corresponding amount, (iii) subject to certain conditions, in Shares with the number of Shares determined using the daily VWAP of the Company’s Shares for the 10 consecutive trading days ending three business days prior to the payment date or (iv) in a combination of the forms of payment as described in clauses (i), (ii), and (iii) above. On and from the Rate Adjustment Date, the Exchange Notes will accrue interest at a rate of 8.00% per annum, payable solely in cash.

The Exchange Notes are convertible, at the option of each holder of the Exchange Notes, from and after the Conversion Commencement Date (as defined in the Exchange Notes Indenture) until the fifth scheduled trading day immediately preceding the maturity date of the Exchange Notes, in accordance with the terms and conditions set forth in the Exchange Notes Indenture.

Upon the conversion of any Tranche A Exchange Note, the Company has the option to settle such conversion by way of cash and/or newly issued Shares, at an initial conversion price of US$0.3543 per Share, subject to adjustment as set forth in the Exchange Notes Indenture (the “Tranche A Exchange Notes Conversion Price”). Upon the conversion of any Tranche B Exchange Note, the Company has the option to settle such conversion by way of cash and/or newly issued Shares, at an initial conversion price of US$1.6422 per Share, which is equal to the average of the daily VWAP of the Company’s Shares for the 10 consecutive trading days starting from May 31, 2024 (the “Initial Pricing VWAP”), subject to adjustment as set forth in the Exchange Notes Indenture (the “Tranche B Exchange Notes Conversion Price,” and together with the Tranche A Exchange Notes Conversion Price, the “Exchange Notes Conversion Price”). The Tranche B Exchange Notes Conversion Price will be reset based on the Forward Purchase VWAP, if the Forward Purchase VWAP is lower than the Initial Pricing VWAP.

The Company may redeem the Exchange Notes (a) on or after January 15, 2026 if the closing sale price per Share exceeds 150% of the Exchange Notes Conversion Price then in effect for at least 20 trading days (whether or not consecutive) during the 30 consecutive trading days ending on, and including, the trading day immediately before the date of the redemption notice and (b) at any time upon the occurrence of certain changes in relevant tax laws, at a redemption price equal to 100% of the principal amount of the Exchange Notes plus accrued and unpaid interest, in accordance with the terms and conditions set forth in Exchange Notes Indenture.

Upon the receipt (or waiver) of all requisite regulatory approvals with respect to the Forward Purchase Investment, the Company may, at its option, at any time until the fifth scheduled trading immediately preceding the maturity date of the Exchange Notes, require all of the then-outstanding Tranche A Exchange Notes to be exchanged into the Company’s Shares at the Tranche A Exchange Notes Conversion Price (the “Optional Exchange”).

The Company is entitled to not effect any conversion (including in connection with the Optional Exchange) that will result in any holder thereof, together with any Attribution Parties (as defined in the Exchange Notes Indenture), beneficially owning more than 9.9% of the Company’s Shares (the “Exchange Cap”), after giving effect to such conversion (including in connection with the Optional Exchange). The Company’s obligation to deliver any Shares that will result in any holder thereof to exceed the Exchange Cap (the “Excess Shares”) is not extinguished and is suspended until such holder advises the Company in writing that it may receive the Excess Shares without exceeding the Exchange Cap. In the event that (i) all of the Tranche A Exchange Notes and the Tranche B Exchange Notes were to be fully converted into Shares by the holders thereof on the basis of the Tranche A Exchange Notes Conversion Price or the Tranche B Exchange Notes Conversion Price, as the case may be, in effect on June 20, 2024 in accordance with the terms and conditions of the Exchange Notes Indenture, and (ii) the Company elects physical settlement, the holders of the Exchange Notes would hold approximately 89% of the outstanding Shares of the Company (based on the closing share price as of June 18, 2024, without giving effect to the consummation of the other transactions described in this Form 6-K or approximately 32% of the outstanding Shares of the Company (assuming that the share price of any future priced securities is $1.11 per share, which was the closing share price on June 18, 2024, and the consummation of all other transactions described in this Form 6-K).

Payment of principal of, and premium, if any, and interest on the Exchange Notes is fully and unconditionally guaranteed on a senior secured basis, jointly and severally, by the Guarantors.

In addition, to secure respective obligations under the Exchange Notes Indenture and the Exchange Notes, the Company, the Guarantors and a certain other subsidiary of the Company entered into or have agreed to enter into, on June 20, 2024 or such other later date as set forth in the Exchange Notes Indenture, as the case may be, one or more security agreements, pledge agreements, collateral assignments, joinders or other grants or transfers, or other customary secured transaction documentation (together with any ancillary documentation required in order to give effect to the foregoing security documentation, the “Exchange Notes Security Documents”), which grants the holders of the Exchange Notes second lien security interest over the collateral as described in the Exchange Notes Security Documents. The Exchange Notes Security Documents include all-asset debentures (subject to certain exceptions) over the assets of the Company and assets of certain of its subsidiaries incorporated in Singapore, Hong Kong, Bermuda, the Cayman Islands and Switzerland, including but not limited to certain intellectual property, and pledges of the shares of certain subsidiaries incorporated in Singapore, Hong Kong, Bermuda, the Cayman Islands, Switzerland, France, Malaysia and the Philippines. In addition, the Exchange Notes Indenture contains certain covenants which, among other things, restrict the Company’s ability to incur secured indebtedness, subject to exceptions to be set forth in the Exchange Notes Indenture.

The foregoing description is only a summary and is qualified in its entirety by reference to the Exchange Notes Indenture that is attached to this Form 6-K as an exhibit and incorporated herein by reference.

Exchange Warrants

The terms of the Exchange Warrants are governed by a warrant agency agreement, dated June 20, 2024 (the “Warrant Agreement”), between the Company and Computershare, Inc., as warrant agent.

The Exchange Warrants have an initial exercise price per warrant equal to 175% of the price per Share at which the purchaser purchases the Forward Purchase Shares pursuant to the terms of the Forward Purchase Investment. The Exchange Warrants will be exercisable at any time on or after the 10th business day after the closing of the Forward Purchase Investment until January 15, 2028, unless terminated earlier as described below. The Exchange Warrants entitle the holders thereof to purchase a number of Ordinary Shares equal in the aggregate to 9.925% of the equity interest in the Company on a fully diluted basis on the 10th business day after the closing of the Forward Purchase Investment. The Exchange Warrants shall automatically terminate and be of no effect, if following the closing of the Forward Purchase Investment and the issuance of Shares in the Optional Exchange, the former holders of Tranche A Exchange Notes and their transferees would beneficially own at least 30.0% of the Company’s equity interests in the aggregate. The Exchange Warrants are exercisable on a cashless basis under certain circumstances.

The number of Shares for which an Exchange Warrant is exercisable, and the exercise price thereof, are subject to adjustment from time to time upon the occurrence of certain events, including: (1) any dividends paid and distributions of any kind issued to all holders of Shares; (2) any combination (by share split, share dividend, recapitalization or otherwise) or subdivision (by consolidation, combination, reverse share split or otherwise) in respect of Shares; (3) any grant, issuance or sale of any options, convertible securities or rights to purchase share, warrants, securities or other property, in each case pro rata to the holders of Shares; or (4) certain fundamental transaction, including change of control and sale of all or substantially all assets of the Company, subject to the adjustment set out in the Exchange Warrants.

The foregoing description is only a summary and is qualified in its entirety by reference to the Warrant Agreement that is attached to this Form 6-K as an exhibit and incorporated herein by reference.

Amendment of Existing 1L Notes

On June 20, 2024, the Company entered into a supplemental indenture (the “Supplemental Indenture”) to the indenture dated as of August 17, 2022, as amended and/or supplemented from time to time prior to the date hereof (the “Existing 1L Indenture” and, as supplemented by the Supplemental Indenture, the “1L Indenture”), among the Company, the Guarantors, the Trustee and the Collateral Trustee, relating to the Company’s existing 7.50% Convertible First Lien Senior Secured Notes due 2027 (the “Existing 1L Notes” and, as amended by the Supplemental Indenture, the “Amended 1L Notes,” and together with the New 1L Notes (as defined below), the “1L Notes”). The Supplemental Indenture relating to the Amended 1L Notes amends and modifies the terms of the Existing 1L Notes in order to, among other things, (a) extend the maturity date of the Existing 1L Notes from August 17, 2027 to August 17, 2029; (b) amend the interest rate of the Existing 1L Notes from 7.50% per annum to (i) 8.50% per annum, if the Company elects to pay the interest in cash and payment-in-kind interest or (ii) 7.50% per annum, if the Company elects to pay the interest solely in cash; (c) change the per share conversion price to equal the New 1L Notes Conversion Price as defined below, subject to reset in the future based on the Forward Purchase VWAP, if the Forward Purchase VWAP is less than the then-current New 1L Notes Conversion Price (such new conversion price, the “Amended 1L Notes Conversion Price”); (d) amend certain covenants of the Existing 1L Notes to permit the incurrence of indebtedness under the New 1L Notes, the Exchange Notes and certain additional senior secured indebtedness of the Company and/or certain other parties to the Supplemental Indenture (the “Permitted Secured Indebtedness”); (d) amend certain covenants of the Existing 1L Notes to permit the incurrence of security interest over the collateral securing the Amended 1L Notes, to secure the New 1L Notes on a pari passu basis and to secure the Exchange Notes on a second lien basis, and to secure the Permitted Secured Indebtedness on a pari passu basis or on a second lien basis, as the case may be; and (e) add new provisions with respect to the entry of an intercreditor agreement. The Amended 1L Notes are currently 100% held by Zhonghuan Singapore Investment and Development Pte. Ltd. (the “Investor”). The Investor is a direct wholly owned subsidiary of Zhonghuan Renewable Energy Technology Co., Ltd. (“TZE”), and is a current shareholder of the Company with shared voting and dispositive power over 23.53% of the Shares as of June 20, 2024, and , in the event all of the Amended 1L Notes were to be fully converted into Shares by the Investor on the basis of the Amended 1L Notes Conversion Price in effect as of June 20, 2024, and in accordance with the terms and conditions of the 1L Indenture, the Investor would hold approximately 70% of the outstanding Shares of the Company (inclusive of its existing 23.53% ownership as of June 20, 2024 and without giving effect to the other transactions described in this Form 6-K).

The foregoing description is only a summary and is qualified in its entirety by reference to the Supplemental Indenture that is attached to this Form 6-K as an exhibit and the Existing 1L Indenture that was attached to the Company’s Form 6-K submitted with the Commission on August 17, 2022 and, in each case, incorporated herein by reference.

Issuance of New 1L Notes

On June 20, 2024, the Company completed its previously announced sale of US$97,500,000 in aggregate principal amount of the Company’s 9.00% Convertible First Lien Senior Secured Notes due 2029 (the “New 1L Notes”) to the Investor at an aggregate purchase price of US$97,500,000, which consists of (x) US$70,000,000 paid by the Investor in the form of cash consideration for its purchase of US$70,000,000 principal amount of New 1L Notes, (y) US$25,000,000 in aggregate principal amount of additional Existing 1L Notes that were tendered by the Investor to the Company in exchange for US$25,000,000 principal amount of New 1L Notes and (z) US$2,500,000, which amount is being paid by the Investor on behalf of the Company to a global consulting firm for services rendered on or prior to the date hereof, as consideration for the Investor’s purchase of US$2,500,000 aggregate principal amount of New 1L Notes, pursuant to the terms of a securities purchase agreement entered into between the Company and the Investor on May 30, 2024. In connection with the issuance of the New 1L Notes, the Company also issued to the Investor of a warrant (the “Investor Warrant”) for no additional consideration granting such holder the right to purchase Shares of the Company (as described in more detail below). The offer and sale of the New 1L Notes and the Investor Warrant were made pursuant to an exemption from registration provided by Regulation D under the Securities Act.

In connection with the issuance of the New 1L Notes, the Company received gross cash proceeds of $70,000,000. The Company will use such cash proceeds for general corporate purposes, as approved by the Strategy and Transformation Committee of the Board of Directors of the Company.

Indenture Relating to the New 1L Notes

The New 1L Notes were issued pursuant to, and are governed by, an indenture (the “New 1L Notes Indenture”), dated as of June 20, 2024, among the Company, the Guarantors, the Trustee, the Collateral Trustee and, solely with respect to the Philippine collateral, RCBC Trust Corporation as supplemental collateral trustee.

The New 1L Notes will mature on June 20, 2029, unless earlier repurchased, redeemed or converted. Interest on the New 1L Notes accrues at a rate of 9.00% per annum and is payable aid semi-annually as follows: (a) a portion shall be paid in cash and (b) the remainder shall be paid, at the Company’s election, (i) in cash, (ii) by increasing the principal amount of the outstanding New 1L Notes in global form or issuing additional certificated New 1L Notes in a corresponding amount and/or (iii) a combination of the forms of payment as described in clauses (i) and (ii) above.

The New 1L Notes are convertible, at the option of the holder of the New 1L Notes, from and after the issuance date until the fifth scheduled trading day immediately preceding the maturity date of the New 1L Notes, in accordance with the terms and conditions set forth in the New 1L Indenture. Upon the conversion of any New 1L Note, the Company has the option to settle such conversion by way of cash and/or newly issued Shares, at an initial conversion price of the Initial VWAP, subject to adjustments to be set forth in the New 1L Indenture (the “New 1L Notes Conversion Price”). The Company shall reset the New 1L Notes Conversion Price based on the Forward Purchase VWAP, if the Forward Purchase VWAP is lower than the Initial Pricing VWAP. In the event all of the New 1L Notes were to be fully converted into Shares by the Investor on the basis of the New 1L Notes Conversion Price in effect as of June 20, 2024, and in accordance with the terms and conditions of the New 1L Indenture, the Investor would hold approximately 51% of the outstanding Shares of the Company (inclusive of its existing 23.53% ownership as of June 20, 2024 and without giving effect to the other transactions described in this Form 6-K).

The Company may redeem the New 1L Notes (a) on or after June 20, 2026, if the closing sale price per Share exceeds 130% of the New 1L Notes Conversion Price then in effect on at least 20 trading days (whether or not consecutive) during the 30 consecutive trading days ending on, and including, the trading day immediately before the date of the redemption notice and (b) at any time upon the occurrence of certain changes in relevant tax laws, at a redemption price equal to 100% of the principal amount of the New 1L Notes plus accrued and unpaid interest, in accordance with the terms and conditions to be set forth in the New 1L Notes Indenture.

The New 1L Indenture contains financial covenants that require the Company to maintain (i) consolidated net leverage ratio of no greater than (a) 8.00 to 1.00 as of December 31, 2025, March 31, 2026, June 30, 2026 and September 30, 2026, (b) 3.00 to 1.00 as of December 31, 2026, March 31, 2027, June 30, 2027 and September 30, 2027 and (c) 2.00 to 1.00 as of December 31, 2027, and (ii) total cash liquidity of no less than $40 million, as measured at the end of each quarter, commencing on the first quarter of 2025.

Payment of principal of, and premium, if any, and interest on the New 1L Notes is fully and unconditionally guaranteed on a senior secured basis, jointly and severally by the Guarantors.

In addition, to secure their respective obligations under the New 1L Indenture and the New 1L Notes, the Company and/or the Guarantors, as applicable entered into or have agreed to enter into, on June 20, 2024 or such other later date as will be set forth in the New 1L Indenture, one or more security agreements, pledge agreements, collateral assignments, joinders or other grants or transfers, or other customary secured transaction documentation (together with any ancillary documentation required in order to give effect to the foregoing security documentation, the “New 1L Security Documents”) which grant the holders of the New 1L Notes first lien security interest over the collateral described in the New 1L Security Documents. The New 1L Security Documents include all-asset debentures (subject to certain exceptions) over the assets of the Company and assets of certain of its subsidiaries incorporated in Singapore, Hong Kong, Bermuda, the Cayman Islands and Switzerland, including but not limited to certain intellectual property, and pledges of the shares of certain subsidiaries incorporated in Singapore, Hong Kong, Bermuda, the Cayman Islands, Switzerland, France, Malaysia and the Philippines. In addition, the New 1L Indenture contains certain covenants which, among other things, restrict the Company’s ability to incur indebtedness, incur liens, make investments in subsidiaries of the Company that are not Guarantors and make restricted payments, in each case subject to exceptions to be set forth in the New 1L Indenture.

The foregoing description is only a summary and is qualified in its entirety by reference to the New 1L Notes Indenture that is attached to this Form 6-K as an exhibit and incorporated herein by reference.

Investor Warrant

In connection with the issuance of the New 1L Notes, the Company also issued to the Investor on June 20, 2024, the Investor Warrant. The Investor Warrant grants the Investor the right to purchase a certain number of Shares as described below. The Investor Warrant has an initial exercise price of $0.01 per Share. The Investor Warrant is exercisable after the date of issuance upon the occurrence of (a) one or more of the holders of the Exchange Notes converting all or a portion of such Exchange Notes for Shares or (b) the Company exercising its option with respect to the Optional Exchange of the Exchange Notes as described under “Closing of Private Exchange Transactions” above (each, an “Exercisability Event”). Following the occurrence of any Exercisability Event, the Investor is entitled to purchase a number of Shares under the Investor Warrant such that it maintains an ownership of 23.53% of the equity interest of the Company after giving effect to the relevant Exercisability Event and the potential issuance under the Investor Warrant. The Investor Warrant expires on the later of (a) the closing of the Forward Purchase Investment or (b) five Business Days after the consummation of the Optional Exchange, and only upon the occurrence of any conversion and/or the Optional Exchange of the Exchange Notes as described under “Closing of Private Exchange Transactions” above.

The Investor Warrant is exercisable on a cashless basis under certain circumstances. The number of Shares for which the Investor Warrant is exercisable is subject to adjustment from time to time upon the occurrence of certain events, including: (1) any dividends paid and distributions of any kind issued to all holders of Shares; (2) any combination (by share split, share dividend, recapitalization or otherwise) or subdivision (by consolidation, combination, reverse share split or otherwise) in respect of Shares; (3) any grant, issuance or sale of any options, convertible securities or rights to purchase share, warrants, securities or other property, in each case pro rata to the holders of Shares; or (4) certain fundamental transaction, including change of control and sale of all or substantially all assets of the Company, subject to the adjustment set out in the Investor Warrant.

The foregoing description is only a summary and is qualified in its entirety by reference to the Investor Warrant that is attached to this Form 6-K as an exhibit and incorporated herein by reference.

Registration Rights Agreement

On June 20, 2024, in connection with the amendment to the Existing 1L Notes and the issuance of the New 1L Notes, the Company entered into an amended and restated registration rights agreement with the Investor (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Company has agreed to file with the Commission no later than 90 days after the date of a written demand made by the Investor, a shelf registration statement for the resale of all of the Registrable Securities (as defined in the Registration Rights Agreement) (the “Shelf Registration Statement”). Pursuant to the Registration Rights Agreement, the Company shall use its reasonable best efforts to keep such Shelf Registration Statement continuously effective in order to permit the sales of all of the Registrable Securities on any day after such Shelf Registration Statement has been declared effective by the Securities and Exchange Commission, for so long as the securities registered under the Shelf Registration Statement continue to constitute Registrable Securities under the Registration Rights Agreement. If such Shelf Registration Statement ceases to be effective, the Company shall promptly notify each holder of registrable securities and shall file with the Commission another shelf registration statement within 20 business days, in accordance with the terms and conditions of the Registration Rights Agreement. The Company will generally pay all expenses incurred in connection with the Shelf Registration Statement, except for any underwriting discounts, selling commissions and stock transfer taxes applicable to the sale of the Registrable Securities. The Registration Rights Agreement also provides for customary indemnification obligations of both the Company and the Investor in connection with any registration statement.

The foregoing description is only a summary and is qualified in its entirety by reference to the Registration Rights Agreement that is attached to this Form 6-K as an exhibit and incorporated herein by reference.

As of June 19, 2024, there were 55,705,553 Shares of the Company outstanding.

Amendment of Shareholders Agreement

On June 20, 2024, in connection with transactions described in this Form 6-K, the Company entered into a supplemental deed to its existing shareholders agreement, dated August 26, 2020 (the “SHA Amendment”) with TotalEnergies Solar INTL SAS, TotalEnergies Gaz Electricite Holdings SAS and the Investor, in order to, among other things, provide for the establishment of the Strategy and Transformation Committee (the “Strategy and Transformation Committee”) of the Board of Directors (the “Board”) of the Company, effective as of June 20, 2024. Pursuant to the SHA Amendment, the Strategy and Transformation Committee will consist of one TZE designee and two other directors as selected by the Board. The Company has appointed Xu Luo Luo, a current member of the Board, as Chief Transformation Officer of the Company effective June 20, 2024, in accordance with the charter of the Strategy and Transformation Committee.

The foregoing description is only a summary and is qualified in its entirety by reference to the SHA Amendment that is attached to this Form 6-K as an exhibit and incorporated herein by reference.

Incorporation by Reference

The information contained in this report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-271971), Form F-3 (File No. 333-265253), Form F-3 (File No. 333-268309), Form S-8 (File No. 333-277501) and Form S-8 (File No. 333-241709), each filed with the Securities and Exchange Commission.

Forward-Looking Statements

This current report on Form 6-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including but not limited to, statements regarding the Company’s anticipated use of the net proceeds from the Issuance. The forward-looking statements can be also identified by terminology such as “may,” “might,” “could,” “will,” “aims,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.

These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks. The reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. A detailed discussion of factors that could cause or contribute to such differences and other risks that affect our business is included in filings we make with the Commission from time to time, including our most recent report on Form 20-F, particularly under the heading “Risk Factors”. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://corp.maxeon.com/investor-relations. All forward-looking statements in this current report on Form 6-K are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

EXHIBIT INDEX

Exhibit No.	Description
99.1+	Indenture, dated June 20, 2024, relating to the Adjustable-Rate Convertible Second Lien Senior Secured Notes due 2028, by and among, Maxeon Solar Technologies, Ltd., the guarantors party thereto, Deutsche Bank Trust Company Americas, as trustee, DB Trustees (Hong Kong) Limited, as the collateral trustee and, solely with respect to the Philippine collateral, RCBC Trust Corporation.
99.2	Warrant Agency Agreement, dated June 20, 2024, between Maxeon Solar Technologies, Ltd. and Computershare, Inc., as warrant agent.
99.3+	Supplemental Indenture No. 7, dated June 20, 2024, , to the indenture dated August 17, 2022, by and among, Maxeon Solar Technologies, Ltd., the guarantors party thereto, Deutsche Bank Trust Company Americas, as trustee, DB Trustees (Hong Kong) Limited, as the collateral trustee and, solely with respect to the Philippine collateral, Rizal Commercial Banking Corporation – Trust and Investment Group.
99.4+	Indenture, dated June 20, 2024, relating to the 9.00% Convertible First Lien Senior Secured Notes due 2029, by and among, Maxeon Solar Technologies, Ltd., the guarantors party thereto, Deutsche Bank Trust Company Americas, as trustee, DB Trustees (Hong Kong) Limited, as the collateral trustee and, solely with respect to the Philippine collateral, Rizal Commercial Banking Corporation – Trust and Investment Group.
99.5	Warrant to Purchase Ordinary Shares, dated June 20, 2024, by and between Maxeon Solar Technologies, Ltd. and Zhonghuan Singapore Investment and Development Pte. Ltd.
99.6	Amended and Restated Registration Rights Agreement, dated June 20, 2024, by and between Maxeon Solar Technologies, Ltd. and Zhonghuan Singapore Investment and Development Pte. Ltd.
99.7

Supplemental Deed to the Shareholders Agreement, dated as of June 20, 2024, by and among Maxeon Solar Technologies, Ltd., TotalEnergies Solar INTL SAS, TotalEnergies Gaz Electricite Holdings SAS and Zhonghuan Singapore Investment and Development Pte. Ltd.

+	Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Company agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

Date: June 21, 2024	By:	/s/ Kai Strohbecke
		Name:	Kai Strohbecke
		Title:	Chief Financial Officer